June 5, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:           Paramount Gold and Silver Corp.  (the “Company”)

Form 10-K for the Fiscal Year Ended June 30, 2009  filed April 19, 2010
Form 10-Q for the Fiscal Quarters Ended September 30, 2009 and December 31,2009filed November 16, 2009 and February 12, 2010

File No. 001-33630

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated May 24, 2010.

1.	With respect to Comment No. 1 and inclusion of explanatory paragraph stating reasons for filing amendments:

We will include an explanatory paragraph at the forepart of our amended documents that explain the reasons for the amendments and direct the readers to those sections where further details are provided.

2.	With respect to Comment No. 2 and revising our reports for quarters ended September 30, 2009, December 31, 2009 and March 31, 2010:

We have prepared draft revisions to quarters ended September 30, 2009 and December 31, 2009 that comply with all applicable comments written on our annual report for the Fiscal Year Ended June 30, 2009 filed April 19, 2010.  They will be filed on or before June 30, 2010 subsequent to approval by our Board of Directors.

The report for quarter ending March 31, 2010 reflects all the applicable comments written on our annual report and as such was filed on May 14, 2010.

Paramount Gold Mining Corp346 Waverley Street., Suite 110   Ottawa, ON K2P 0W5   Phone: (613) 226-9881
www.paramountgold.com

3.	With respect to Comment No. 3 to the issuance of warrants with an exercise price denominated in Canadian dollars:

We are consulting with our external advisors to understand the impact to our financial statements and disclosures.

4.	With respect to Comment No. 4, and references to terms on our website other than those recognized by the SEC:

We have placed a link on our website’s home page that cautions U.S. Investors about the use of terms that are not set forth in Industry Guide 7.

 Should you have further questions, please do not hesitate to contact the undersigned.

Sincerely,

Carlo Buffone
Chief Financial Officer
Paramount Gold and Silver Corp.

Paramount Gold Mining Corp346 Waverley Street., Suite 110   Ottawa, ON K2P 0W5   Phone: (613) 226-9881
www.paramountgold.com